HEI Exhibit 99.1

May 5, 2008

Contact:	Suzy P. Hollinger	(808) 543-7385 Telephone
	Manager, Treasury and Investor Relations	(808) 203-1155 Facsimile
E-mail: shollinger@hei.com

HEI FIRST QUARTER 2008 EARNINGS RECOVER

HONOLULU — Hawaiian Electric Industries, Inc. (NYSE—HE) today reported consolidated net income for the first quarter of 2008 of $34.0 million or 41 cents per share, compared with $6.8 million or 8 cents per share and $32.3 million or 40 cents per share for the first quarters of 2007 and 2006, respectively.

“First quarter earnings recovered from depressed levels a year ago on better results from both utility and banking operations,” said Constance H. Lau, HEI president and chief executive officer. “A year ago, utility earnings declined severely as the company sought rate increases to recover and earn a return on reliability investments and costs at all three of its electric utilities and wrote off $7 million after-tax of Keahole power plant expansion costs. In this year’s first quarter, interim rate increases granted by the Hawaii Public Utilities Commission later in 2007 helped utility earnings,” noted Lau. “Bank earnings increased 26% quarter-over-quarter as the Federal Reserve’s easing of interest rates helped improve American Savings Bank’s net interest margin and there were improvements in both noninterest income and noninterest expense. Additionally, credit quality remained good.”

Hawaiian Electric Industries, Inc. News Release

May 5, 2008

UTILITY RESULTS

Electric utility net income for the first quarter of 2008 was $24.6 million compared with $0.5 million and $21.0 million for the first quarters in 2007 and 2006, respectively. “After a tough first quarter last year due to the Keahole write-off and pending rate case decisions, we are now in a better position to earn a more reasonable return for our investors,” said Lau.

Kilowatthour sales were flat compared with the same quarter of 2007 largely because conservation and demand-side management programs offset the impact of slightly warmer temperatures and an additional day of sales in February due to the leap year.

“Operations and maintenance expenses were up $4.7 million or 6% quarter-over-quarter and we expect this higher level of expense to continue due to additional planned production and transmission and distribution maintenance work,” said Lau.

The utility also recorded $1.2 million in higher quarter-over-quarter depreciation expenses due to 2007 plant additions.

BANK RESULTS

Bank net income was $14.6 million in the first quarter of 2008 compared to $11.6 million for the same quarter last year, an increase of $3.0 million.

“Given the volatility in the financial and credit markets, we are especially pleased with the bank’s solid first quarter results,” said Lau. Net interest income in the first quarter of 2008 was $50.5 million compared to $49.3 million in the first quarter of 2007. Lower interest expense, primarily due to lower rates on deposits and borrowings, more than offset lower interest income, primarily due to lower yields on loans. Net interest margin expanded to 3.16% in the first quarter of 2008, compared with 3.07% in the first quarter of 2007.

Hawaiian Electric Industries, Inc. News Release

May 5, 2008

In the first quarter of 2008, the bank recorded a $0.9 million provision for loan losses. No provision for loan losses was recorded in the same period in 2007. “The overall credit quality of the bank’s loan portfolio remains good. We are not seeing any significant deterioration in the quality of our residential loan portfolio. The provision taken in the quarter was due to loan growth as well as the reclassification of certain commercial loans. Our delinquent and nonaccrual loans remain near historical lows. However, as the economy begins to slow and we add more loans to the portfolio, we expect to see an increase in loan loss provisions,” added Lau.

Noninterest income increased $1.9 million compared to the first quarter of 2007. Fee income from deposits was higher by $0.7 million and fees from other financial services were higher by $0.3 million. The bank recorded a $0.9 million gain on the sale of stock in a membership organization in the first quarter of 2008.

Noninterest expense for the quarter ended March 31, 2008 was $2.7 million lower than the same period in 2007, primarily due to lower legal and litigation related expenses.

HOLDING AND OTHER COMPANIES’ RESULTS

The holding and other companies’ net losses were $5.2 million in the first quarter of 2008 versus net losses of $5.3 million for the first quarter of 2007, relatively flat quarter-over-quarter.

Hawaiian Electric Industries, Inc. News Release

May 5, 2008

WEBCAST AND TELECONFERENCE

Hawaiian Electric Industries, Inc. will conduct a webcast and teleconference call to review its first quarter 2008 earnings on Wednesday, May 7, 2008 at 8:00 a.m. Hawaii Time (2:00 p.m. Eastern Time). The event can be accessed through HEI’s website at http://www.hei.com or by dialing (800) 638-4817, passcode: 92157354 for the teleconference call.

An online replay of the webcast will be available at the same website beginning about two hours after the event. Replays of the teleconference call will also be available approximately two hours after the event through May 21, 2008, by dialing (888) 286-8010, passcode: 87186146.

Representing management will be Constance H. Lau, president and chief executive officer, Hawaiian Electric Industries, Inc., chairman, Hawaiian Electric Company, Inc. and chairman and chief executive officer, American Savings Bank, F.S.B.; T. Michael May, president and chief executive officer, Hawaiian Electric Company, Inc.; and Timothy K. Schools, president, American Savings Bank, F.S.B.

HEI supplies power to over 400,000 customers or 95% of Hawaii’s population through its electric utilities, Hawaiian Electric Company, Inc., Hawaii Electric Light Company, Inc. and Maui Electric Company, Limited and provides a wide array of banking and other financial services to consumers and businesses through American Savings Bank, F.S.B., the state’s third largest financial institution based on year-end asset size.

Hawaiian Electric Industries, Inc. News Release

May 5, 2008

FORWARD-LOOKING STATEMENTS

This release may contain “forward-looking statements,” which include statements that are predictive in nature, depend upon or refer to future events or conditions, and usually include words such as expects, anticipates, intends, plans, believes, predicts, estimates or similar expressions. In addition, any statements concerning future financial performance (including future revenues, expenses, earnings or losses or growth rates), ongoing business strategies or prospects and possible future actions, which may be provided by management, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties and assumptions about HEI and its subsidiaries, the performance of the industries in which they do business and economic and market factors, among other things. These forward-looking statements are not guarantees of future performance.

Forward-looking statements in this release should be read in conjunction with the “Forward-Looking Statements” discussion (which is incorporated by reference herein) set forth on page v of HEI’s Annual Report on Form 10-K for the year ended December 31, 2007, and in HEI’s future periodic reports that discuss important factors that could cause HEI’s results to differ materially from those anticipated in such statements. Forward-looking statements speak only as of the date of this release.

###

Hawaiian Electric Industries, Inc. (HEI) and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three months ended March 31,		Twelve months ended March 31,
(in thousands, except per share amounts)	2008	2007	2008	2007
Revenues
Electric utility	$623,889	$447,678	$2,282,525	$2,027,512
Bank	105,844	104,460	426,879	412,821
Other	(116)	1,885	2,608	(368)

	729,617	554,023	2,712,012	2,439,965

Expenses
Electric utility	572,906	434,686	2,113,949	1,893,382
Bank	82,481	86,032	337,934	332,850
Other	3,484	4,764	14,192	14,947

	658,871	525,482	2,466,075	2,241,179

Operating income (loss)
Electric utility	50,983	12,992	168,576	134,130
Bank	23,363	18,428	88,945	79,971
Other	(3,600)	(2,879)	(11,584)	(15,315)

	70,746	28,541	245,937	198,786

Interest expense–other than on deposit liabilities and other bank borrowings	(19,249)	(20,511)	(77,294)	(77,072)
Allowance for borrowed funds used during construction	762	598	2,716	2,775
Preferred stock dividends of subsidiaries	(473)	(473)	(1,890)	(1,890)
Allowance for equity funds used during construction	1,901	1,232	5,888	6,032

Income before income taxes	53,687	9,387	175,357	128,631
Income taxes	19,720	2,623	63,375	46,203

Net income	$33,967	$6,764	$111,982	$82,428

Basic earnings per common share	$0.41	$0.08	$1.35	$1.01

Diluted earnings per common share	$0.41	$0.08	$1.35	$1.01

Dividends per common share	$0.31	$0.31	$1.24	$1.24

Weighted-average number of common shares outstanding	83,472	81,448	82,716	81,260

Adjusted weighted-average shares	83,614	81,713	82,876	81,435

Income (loss) by segment
Electric utility	$24,585	$453	$76,288	$54,412
Bank	14,576	11,596	56,087	50,551
Other	(5,194)	(5,285)	(20,393)	(22,535)

Net income	$33,967	$6,764	$111,982	$82,428

This information should be read in conjunction with the consolidated financial statements and the notes thereto for the year ended December 31, 2007 (included in HEI’s Form 8-K dated February 21, 2008) and the consolidated financial statements and the notes thereto in HEI's Quarterly Report on SEC Form 10-Q for the quarter ended March 31, 2008 (when filed). Results of operations for interim periods are not necessarily indicative of results to be expected for future interim periods or the full year.

6

Hawaiian Electric Company, Inc. (HECO) and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

Three months ended March 31,	2008	2007
(in thousands)
Operating revenues	$622,494	$446,797

Operating expenses
Fuel oil	249,543	159,929
Purchased power	150,795	111,516
Other operation	55,579	47,193
Maintenance	23,613	27,336
Depreciation	35,434	34,267
Taxes, other than income taxes	57,486	42,547
Income taxes	15,378	4,506

	587,828	427,294

Operating income	34,666	19,503

Other income (loss)
Allowance for equity funds used during construction	1,901	1,232
Other, net	1,096	(6,198)

	2,997	(4,966)

Income before interest and other charges	37,663	14,537

Interest and other charges
Interest on long-term debt	11,724	11,496
Amortization of net bond premium and expense	631	546
Other interest charges	986	2,141
Allowance for borrowed funds used during construction	(762)	(598)
Preferred stock dividends of subsidiaries	229	229

	12,808	13,814

Income before preferred stock dividends of HECO	24,855	723
Preferred stock dividends of HECO	270	270

Net income for common stock	$24,585	$453

OTHER ELECTRIC UTILITY INFORMATION
Kilowatthour sales (millions)	2,409	2,404
Cooling degree days (Oahu)	954	845
Average fuel oil cost per barrel	$93.89	$58.19

This information should be read in conjunction with the consolidated financial statements and the notes thereto for the year ended December 31, 2007 (included in HECO Exhibit 99.1 to HECO's Form 8-K dated February 21, 2008) and the consolidated financial statements and the notes thereto in HECO's Quarterly Report on SEC Form 10-Q for the quarter ended March 31, 2008 (when filed). Results of operations for interim periods are not necessarily indicative of results to be expected for future interim periods or the full year.

7

American Savings Bank, F.S.B. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

Three months ended March 31,	2008	2007
(in thousands)
Interest and dividend income
Interest and fees on loans	$63,465	$60,281
Interest and dividends on investment and mortgage-related securities	24,451	28,165

	87,916	88,446

Interest expense
Interest on deposit liabilities	18,220	20,738
Interest on other borrowings	19,149	18,406

	37,369	39,144

Net interest income	50,547	49,302
Provision for loan losses	900	—

Net interest income after provision for loan losses	49,647	49,302

Noninterest income
Fees from other financial services	6,823	6,501
Fee income on deposit liabilities	6,794	6,055
Fee income on other financial products	1,804	2,012
Gain on sale of securities	935	—
Other income	1,572	1,446

	17,928	16,014

Noninterest expense
Compensation and employee benefits	18,240	18,396
Occupancy	5,397	4,948
Equipment	3,114	3,478
Services	5,673	8,358
Data processing	2,616	2,557
Other expense	9,194	9,180

	44,234	46,917

Income before income taxes	23,341	18,399
Income taxes	8,765	6,803

Net income	$14,576	$11,596

Net interest margin (%)	3.16	3.07

This information should be read in conjunction with the consolidated financial statements and the notes thereto for the year ended December 31, 2007 (included in HEI Exhibit 13 to HEI’s Form 8-K dated February 21, 2008) and the consolidated financial statements and the notes thereto in HEI's Quarterly Report on SEC Form 10-Q for the quarter ended March 31, 2008 (when filed). Results of operations for interim periods are not necessarily indicative of results to be expected for future interim periods or the full year.

8